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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For November 22, 2007

Commission file number:   000-50376

                                                                        Northern Canadian Uranium Inc.

 (Translation of registrant’s name into English)

                                                  1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

Exhibit List

Exhibit 99.1       News Release Dated November 22, 2007

Exhibit 99.2       Material Change Report Dated November 22, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Uranium Inc.

(Registrant)

“Praveen Varshney”

Date:   November 22, 2007

____________________________________

Praveen Varshney, Director